082-34926

Holding(s) in Antisoma

London, UK, 15 March 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification on March 7th from Legal & General Group, Plc ("L&G") that, following an acquisition of ordinary shares, L&G has a direct interest in 13,733,345 ordinary shares, representing approximately 3.08% of Antisoma's issued ordinary shares.

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SUPPL

RECEIVED
2007 APR -2 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 8799 8200

07022068

PROCESSED
APR 06 2007
THOMSON FINANCIAL

Dw 4/2

Holding(s) in Antisoma

London, UK, 09 March 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification today from Roche Holding AG, ("Roche") that, following a disposal of 3,003,240 ordinary shares, Roche, through Roche Finanz AG, has an interest in 17,730,000 ordinary shares, representing approximately 3.98% of Antisoma's issued ordinary shares.

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Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 8799 8200

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